UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of January, 2022

Commission File Number: 001-14475

TELEFÔNICA BRASIL S.A.
(Exact name of registrant as specified in its charter)

TELEFONICA BRAZIL S.A.
(Translation of registrant’s name into English)

Av. Eng° Luís Carlos Berrini, 1376 -  28º andar
São Paulo, S.P.
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No	X

TELEFÔNICA BRASIL S.A.

Publicly Held Company

CNPJ No. 02.558.157/0001-62 – NIRE 35.3.0015881-4

MATERIAL FACT

Telefônica Brasil S.A. (“Company”) in compliance with and for the purposes of CVM Resolution No. 44/2021 (“Resolution 44”), in continuity with the Material Facts disclosed on March 10th, 2020, July 18th, 2020, July 27th, 2020, August 7th, 2020, September 7th, 2020, December 14th, 2020, and January 29th, 2021, hereby informs its shareholders and market in general that it took notice that at an extraordinary meeting of its Board of Directors, held on this date, the National Telecommunications Agency (“Anatel”) granted prior consent with conditioning factors (“Act of Consent”) for the transactions contemplated in the Contract of Purchase and Sale of Shares and Other Covenants (“Contract”), concluded on January 28th, 2021 by and between Oi Móvel S.A. – in Judicial Recovery, as seller, the Company, Tim S.A. and Claro S.A., as buyers, and Oi S.A. – in Judicial Recovery and Telemar Norte Leste S.A. – in Judicial Recovery, as consensual interveners and sponsors of the seller’s obligations. The entire content of the Act of Consent will be published by Anatel in the Federal Official Gazette.

Considering that the Contract provides for additional preceding conditions to the Act of Consent, such as Administrative Council for Economic Defense - CADE’s approval, the Company will disclose in due course the progress of the acquisition process contemplated in the Contract, pursuant to Resolution 44 and applicable legislation.

São Paulo, January 31st, 2022.

David Melcon Sanchez-Friera

CFO and Investor Relations Officer

Telefônica Brasil – Investor Relations

Tel: +55 11 3430-3687

Email: ir.br@telefonica.com

www.telefonica.com.br/ir

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFÔNICA BRASIL S.A.
Date:	January 14, 2022	By:	/s/ João Pedro Carneiro
			Name:	João Pedro Carneiro
			Title:	Investor Relations Director